Exhibit 4.3

STOCK ACQUISITION AND STOCKHOLDERS’ AGREEMENT

THIS STOCK ACQUISITION AND STOCKHOLDERS’ AGREEMENT (this “Agreement”), is made and entered into this 7th day of December, 2000, by and among GeoMet Resources, Inc. a Delaware corporation (the “Company”), and Yorktown Energy Partners IV, L.P., a Delaware limited partnership (“Yorktown”), J. Darby Seré (“Seré”) and William C. Rankin (“Rankin”). Yorktown, Seré and Rankin are sometimes referred to herein collectively as the “Shareholders”.

W I T N E S S E T H:

WHEREAS, the Company, GeoMet, Inc., an Alabama corporation (“GeoMet”), and the shareholders of GeoMet are entering into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company shall purchase 80% of the outstanding common stock of GeoMet;

WHEREAS, Yorktown, Seré and Rankin desire to acquire from the Company shares of the Company’s common stock, par value $.01 per share (“Common Stock”), in order to fund the purchase of the common stock of GeoMet pursuant to the Purchase Agreement and to fund working capital needs of the Company;

WHEREAS, in connection with the Purchase Agreement, the Company and GeoMet are entering into a Credit Agreement, pursuant to which the Company will loan up to $40 million to GeoMet to fund coalbed methane projects (the “Credit Agreement”);

WHEREAS, the Company and the Shareholders wish to provide a method by which the Shareholders may acquire additional shares of Common Stock in order to fund loans from the Company to GeoMet under the Credit Agreement;

WHEREAS, the parties hereto deem it in their best interest and in the best interests of the Company to provide consistent and uniform management of the Company; and

WHEREAS, the parties hereto also desire to restrict the sale, assignment, transfer encumbrance or other disposition of the Shares (as hereinafter defined), as well as shares of capital stock that may be issued hereafter, and to provide for certain rights and obligations in respect thereto as hereinafter provided;

NOW, THEREFORE, in consideration of the foregoing recitals and the agreements herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE 1.

DEFINITIONS

1.1 Certain Definitions. When used in this Agreement, the following terms shall have the respective meanings set forth below:

“Affiliate” shall mean, when used with respect to a specified Person, any other Person which, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such Person, and any directors, officers, partners or 5% or more owners of such Person.

“Ancillary Agreements” shall mean the Letter Loan Agreements of even date herewith between the Company and each of Seré and Rankin, the Promissory Notes executed pursuant thereto, the Stock Pledge and Security Agreements between the Company and each of Seré and Rankin, and the Employment Agreements of even date herewith between the Company and each of Seré and Rankin.

“Applicable Law” shall mean any statute, law, rule, or regulation or any judgment, order, writ, injunction or decree of any Governmental Entity to which a specified Person or property is subject.

“Board” or “Board of Directors” shall mean the Board of Directors of the Company constituted from time to time.

“business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks are open for business with the public in New York, New York.

“Bylaws” shall mean the Company’s bylaws, a copy of which is attached hereto as Exhibit B, as may be amended from time to time as provided therein.

“Certificate of Incorporation” shall mean the Company’s Certificate of Incorporation, a copy of which is attached hereto as Exhibit A, as may be amended from time to time in accordance with Applicable Law.

“Disposition” shall mean any sale, assignment, hypothecation, gift, inter vivos transfer, pledge, mortgage or other encumbrance, or any other disposition of capital stock of the Company whatsoever, whether voluntary or involuntary.

“Employment Agreement” shall mean the Employment Agreements between the Company and each of Seré and Rankin of even date herewith.

“Equity Securities” means any capital stock of the Company, any securities directly or indirectly convertible into, or exercisable or exchangeable for, any capital stock of the Company, or any right, option, warrant or other security which, with the payment of additional consideration, the expiration of time or the occurrence of any event shall give the holder thereof the right to acquire any capital stock of the Company or any security convertible into or exercisable or exchangeable for, any capital stock of the Company.

“Fair Market Value Per Share” shall be equal to the fair value per share on the date of calculation as determined, by mutual agreement between the selling party and the purchasing party. If the parties are unable to mutually agree to a fair value per share, then each of the parties shall appoint an independent investment banker at their respective expense, and the fair value per share shall be the average of the two valuations; provided however, that if one of the investment bankers has a fair value per share in excess of 120% of the fair value per share of the other investment banker, the two investment bankers shall select a third independent investment banker at the equal expense of the parties and the fair value per share shall be the average of the two valuations closest in value.

“Indebtedness” shall mean (i) indebtedness for borrowed money or for the deferred purchase price of property or services or which is evidenced by a note, bond, debenture, or similar instrument, (ii) obligations under any financing lease, (iii) obligations in respect of letters of credit, acceptances, or similar obligations, (iv) guaranty obligations, and (v) liabilities secured by any lien on any property owned by the Person, whether or not the Person has assumed or otherwise become liable for the payment thereof.

“IPO” shall mean the closing of the first registered public offering of equity securities of the Company effected by the Company or one or more Shareholders pursuant to a registration statement that has been declared effective under the Securities Act; provided that the Company receives net proceeds of at least $30 million.

“Permitted Transferee” with respect to a transferor Shareholder means (i) the spouse of the transferor Shareholder, (ii) a trust, or family partnership, the sole beneficiary of which is the transferor Shareholder, the spouse of or, any Person related by blood or adoption to, the transferor Shareholder, (iii) a partner of Yorktown, or (iv) an Affiliate of a Shareholder.

“Person” shall mean an individual, partnership, limited partnership, limited liability company, foreign limited liability company, trust, estate, corporation, custodian, trustee, executor, administrator, nominee or entity in a representative capacity.

“Proportionate Percentage” shall mean, with respect to a Shareholder, a fraction (expressed as a percentage) the numerator of which is the number of shares of Common Stock held by such Shareholder at the time in question, and the denominator of which is the total number of shares of Common Stock held by all Shareholders at the time in question.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

ARTICLE 2.

ACQUISITION OF SHARES

2.1. Acquisition of Shares. Subject to the terms and conditions hereof and on the basis of the representations and warranties hereinafter set forth, the Company agrees to transfer to the Shareholders, and the Shareholders agree severally and not jointly to acquire from the Company, the number of shares (the “Shares”) of Common Stock set forth opposite their respective names as follows:

Yorktown	1,800,000 shares
Seré	106,660 shares
Rankin	93,340 shares

2.2. Delivery of the Sale Consideration. In consideration for the Shares, the Shareholders shall each contribute to the capital of the Company the following amounts (the “Consideration”) in the manner set forth in Article 4 below:

Yorktown	$18,000,000
Seré	$1,066,600
Rankin	$933,400

For purposes of this Agreement, the term “Per Share Consideration” shall mean $10.00 per share, adjusted from time to time to reflect stock splits, stock dividends and similar transactions.

2.3. Delivery of Share Certificates. Upon the execution of this Agreement and upon the receipt of the Consideration from a Shareholder, the Company shall deliver to the Shareholder a certificate evidencing the Shares acquired by the Shareholder.

2.4. Restriction on the Transfer of the Shares. Except as otherwise provided herein, a Shareholder may not directly or indirectly (including by operation of law) transfer any of the Shares delivered pursuant to this Agreement unless such transfer is pursuant to an effective registration statement under the Securities Act (as defined below) and the securities laws of any applicable state or other jurisdiction, or such transfer is exempt from registration under such laws. Each stock certificate representing Shares delivered to a Shareholder pursuant to this Agreement and any subsequent stock certificates deriving from such certificates shall bear the following legend:

THE ISSUANCE OF THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THESE SHARES MAY NOT BE TRANSFERRED UNLESS SUCH TRANSFER IS

REGISTERED UNDER THE SECURITIES ACT AND THE SECURITIES LAWS OF ANY APPLICABLE STATE OR OTHER JURISDICTION, OR SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER SUCH LAWS AS EVIDENCED BY A WRITTEN OPINION FROM LEGAL COUNSEL TO SUCH EFFECT, WHICH OPINION AND COUNSEL ARE REASONABLY ACCEPTABLE TO THE COMPANY.

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING AND REPURCHASE RIGHTS AS SET FORTH IN A STOCK ACQUISITION AND STOCKHOLDERS’ AGREEMENT DATED DECEMBER 7, 2000, ENTERED INTO BY THE HOLDER OF THESE SECURITIES, THE COMPANY AND CERTAIN STOCKHOLDERS OF THE COMPANY. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

2.5 Use of Proceeds. The Company and the Shareholders agree that, unless the Shareholders otherwise unanimously agree, substantially all of the Consideration shall be used to purchase 80% of the outstanding capital stock of GeoMet, Inc., an Alabama corporation.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Shareholders. Each of the Shareholders severally represents and warrants, as of the date hereof, to the Company as follows:

(a) Legal Capacity. The Shareholder possesses the legal capacity and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which such Shareholder is a party.

(b) Execution, Delivery, and Enforceability. The Shareholder has duly executed and delivered this Agreement and the Ancillary Agreements to which such Shareholder is a party, and each of this Agreement and such Ancillary Agreements constitutes a valid, legal, and binding obligation of such Shareholder, enforceable against the Shareholder in accordance with its terms, subject to any laws affecting creditors’ rights.

(c) Conflicts. The Shareholder’s execution, delivery, and performance of this Agreement will not conflict with, constitute a breach or violation of, result in a lien against, or give rise to any default or right of acceleration, cancellation, or termination with respect to any document to which the Shareholder is a party or by which any of the Shareholder’s assets are bound (or give rise to an event that with notice, lapse of time, or both, would result in such a conflict, breach, violation, lien, default, or right).

(d) Sophisticated Investor.

THE SHAREHOLDER IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(A) UNDER THE SECURITIES ACT. THE PURCHASER IS ACQUIRING THE SHARES DELIVERED PURSUANT TO THIS AGREEMENT FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO MAKING A DISTRIBUTION OF SUCH SHARES. THE PURCHASER HAS SUFFICIENT KNOWLEDGE AND EXPERIENCE TO ENABLE HIM OR HER TO EVALUATE THE MERITS AND RISKS OF AN INVESTMENT IN THE SHARES. THE SHAREHOLDER HAS RECEIVED ALL OF THE FINANCIAL AND OTHER INFORMATION OF THE COMPANY THAT THE SHAREHOLDER CONSIDERS NECESSARY TO EVALUATE ANY INVESTMENT IN THE SHARES.

3.2 Representations and Warranties of the Company. The Company hereby represents and warrants, as of the date hereof, to the Shareholders that:

(a) Organization; Good Standing. The company is a corporation duly formed and in good standing under the laws of Delaware and has all requisite power and authority to own and lease its properties and assets and to carry on its business as currently conducted.

(b) Execution, Deliver and Enforceability. The Company has full corporate power and authority to enter into and perform this Agreement and any Ancillary Agreements to which the Company is a party, and to carry out the transactions contemplated hereby and thereby. This Agreement and each of the Ancillary Agreements to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as may be limited by laws affecting creditors’ rights.

(c) Validity of Shares. The authorization, issuance and delivery of the Shares pursuant to this Agreement have been duly authorized by all requisite corporate action on the part of the Purchaser, and when issued, sold and delivered in accordance with this Agreement, the Shares will be validly issued and outstanding, fully paid and nonassessable.

ARTICLE 4.

PAYMENT OF CONSIDERATION FOR SHARES

4.1 Yorktown Consideration. In exchange for its Shares, Yorktown shall pay to the Company in immediately available funds the amount set forth in Section 2.2 opposite its name.

4.2 Seré Consideration. In exchange for his Shares, Seré shall pay to the Company in immediately available funds $213,320 and shall execute in favor of the Company a promissory note (the “Seré Note”) in the principal amount of $853,280, pursuant to that certain Letter Credit Agreement of even date herewith between the Company and Seré (the “Seré Loan Agreement”).

4.3 Rankin Consideration. In exchange for his Shares, Rankin shall pay to the Company in immediately available funds $186,680 and shall execute in favor of the Company a promissory note (the “Rankin Note”) in the principal amount of $746,720, pursuant to that certain Letter Credit Agreement of even date herewith between the Company and Rankin (the “Rankin Loan Agreement”).

ARTICLE 5.

ADDITIONAL FUNDING

5.1 Acquisition of Additional Shares.

(a) Each Shareholder agrees severally and not jointly to acquire additional shares of Common Stock of the Company in order to fund the Company’s obligations under the Credit Agreement and to meet the working capital needs of the Company. The Board of Directors shall determine from time to time the number of additional shares of Common Stock (“Additional Shares”) which the Shareholders shall acquire to satisfy the Company’s obligations. Within twelve business days of receipt of notice (a “Funding Notice”) from the Company of the number of Additional Shares to be acquired, the Shareholders shall acquire such Additional Shares in accordance with Section 5.2(b) below. Notwithstanding the foregoing, no Shareholder shall be required to acquire Additional Shares unless (i) the consideration received from the Shareholders for the Additional Shares is used to fund the obligations of the Company under the Credit Agreement and the working capital needs of the Company, (ii) the total amount of consideration received from the Shareholders under this Section 5.1 does not exceed $40 million, and (iii) in the case of each of Seré and Rankin, such Shareholder is still an employee of the Company.

(b) The Additional Shares shall be divided among the Shareholders as follows:

(i) Yorktown shall acquire 90% of such Additional Shares by contributing to the Company cash in an amount equal to the number of Additional Shares which it is acquiring times the Per Share Consideration.

(ii) Seré shall acquire 5.333% of such Additional Shares by contributing to the Company an amount equal to the number of Additional Shares which he is acquiring times the Per Share Consideration. Seré’s contribution shall be made 10% in cash and 90% in a note executed in favor of the Company pursuant to the Seré Loan Agreement.

(iii) Rankin shall acquire 4.667% of such Additional Shares by contributing to the Company an amount equal to the number of Additional Shares which he is acquiring times the Per Share Consideration. Rankin’s contribution shall be made 10% in cash and 90% in a note executed in favor of the Company pursuant to the Rankin Loan Agreement.

5.2 Preemptive Right for New Securities.

(a) The Company hereby grants to each Shareholder a preemptive and preferential right to purchase any New Securities (as defined below) which the Company may, from time to time, propose to issue and sell. Such preemptive right shall allow the Shareholder to purchase his or its Proportionate Percentage of the New Securities proposed to be issued and sold. The preemptive right granted hereunder shall terminate if unexercised within 30 business days after receipt of the New Securities Notice described in Section 5.2(c) below.

(b) “New Securities” shall mean the Equity Securities, but shall exclude (i) Equity Securities issued in connection with any stock split or stock dividend of the Company; (ii) awards, and shares of Common Stock issued pursuant to awards, granted after the date hereof, including the Options, under the Company’s stock option plans or other director, officer or employee equity compensation plans, contracts or arrangements; (iii) any Equity Securities issued in an IPO; (iv) Additional Shares acquired under this Agreement; or (v) securities as to which all Shareholders have waived preemptive rights.

(c) In the event the Company proposes to undertake an issuance of New Securities, it shall give each Shareholder written notice (“New Securities Notice”) of its intention, describing the class and number of securities it intends to issue as New Securities, the purchase price therefor (which shall be payable solely in cash) and the terms upon which the Company proposes to issue the same. Each Shareholder shall have 30 business days from the date the New Securities Notice is given to determine whether to purchase all or any portion of its Proportionate Percentage of such New Securities for the purchase price and upon the terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

5.3 Grant of Options to Acquire Common Stock.

(a) On the date of this Agreement, in consideration of their representations, warranties and agreements herein, the Company shall grant options (the “Initial Options”) to purchase an aggregate of 100,000 shares of Common Stock to Seré and Rankin. The Initial Options shall entitle Seré to purchase 53,330 shares of Common Stock and Rankin to purchase 46,670 shares of Common Stock. The Initial Options shall vest as follows: one-third of the Initial Options shall become exercisable on each of the first three anniversary dates of this Agreement. In addition, the Initial Options shall automatically vest upon the occurrence of (i) an IPO, (ii) the date on which Yorktown and its Permitted Transferees cease to own 60% or more of the Common Stock, or (iii) the termination of the employment of either Seré or Rankin, as applicable, pursuant to a Without Cause Termination or Good Reason Termination (as such terms are defined in the Employment Agreement). The Initial Options shall have a term of 10 years from the date of this

Agreement. The exercise price per share shall be equal to the Per Share Consideration. The Initial Options shall also be subject to the other terms and conditions contained in an option agreement substantially in the form attached hereto as Exhibit A (an “Option Agreement”).

(b) Upon the acquisition of Additional Shares by the Shareholders, in consideration of their contributions to the Company and of their past services to the Company, the Company shall grant options (the “Additional Options”) to purchase Common Stock of the Company to Seré and Rankin in accordance with this Section 5.2(b). The Additional Options shall entitle Seré and Rankin to purchase in the aggregate the number of shares of Common Stock of the Company equal to 5% of the Additional Shares (the “Additional Option Shares”). Seré shall be granted an option to purchase 53.33% of the Additional Option Shares, and Rankin shall be granted an option to purchase 46.67% of the Additional Option Shares. The Additional Options shall vest as follows: one-third of such Additional Options shall vest on each of the first three anniversary dates of the date of grant. In addition, the Additional Options shall automatically vest upon the occurrence of (i) an IPO, (ii) the date on which Yorktown and its Permitted Transferees cease to own 60% or more of the Common Stock, or (iii) the termination of the employment of either Seré or Rankin, as applicable, pursuant to a Without Cause Termination or Good Reason Termination (as such terms are defined in the Employment Agreement). The Additional Options shall have a term of 10 years from the date of grant. The exercise price per share shall be equal to the Per Share Consideration. Upon grant of the Additional Options, the Company and each of Seré and Rankin shall enter into an Option Agreement. The Initial Options and the Additional Options are sometimes referred to herein as the “Options”.

ARTICLE 6.

RESTRICTIONS ON DISPOSITION OF CAPITAL STOCK

6.1 Restrictions on Dispositions.

(a) In addition to any restrictions on the Disposition of the Shares that are imposed under applicable securities laws, no Shareholder shall make any Disposition of all or any part of his respective Shares without the prior written consent of the other Shareholders unless the Disposition is effected in accordance with this Article 6.

(b) Anything in this Agreement to the contrary notwithstanding, unless otherwise agreed to in writing by the Company and each of the Shareholders, no Disposition of Shares otherwise permitted or required by this Agreement shall be effective unless and until any transferee who is not already a party to this Agreement (and such transferee’s spouse, if applicable) shall execute and deliver to the Company an Addendum Agreement in the form attached hereto as Exhibit B in which such transferee (and such transferee’s spouse, if applicable) agrees to be bound by this Agreement and to observe and comply with this Agreement and with all obligations and restrictions imposed on Shareholders hereby; each person to whom a Disposition of Shares is permitted by this Agreement who receives a Disposition of Shares during the period when this Agreement is in effect, and who agrees in writing to be bound by the provisions hereof, shall thereafter become a “Shareholder” for all purposes of this Agreement.

(c) Dispositions of Shares may only be made in strict compliance with all applicable terms of this Agreement, and any purported Disposition of Shares that does not so comply with all applicable provisions of this Agreement shall be null and void and of no force or effect, and the Company shall not recognize or be bound by any such purported Disposition and shall not effect any such purported Disposition on the stock transfer books of the Company.

6.2 Permitted Transfers. The provisions of this Article 6 do not apply to the Disposition to a Permitted Transferee who executes an Addendum Agreement.

6.3 Right of First Refusal.

(a) Except for sales of the Shares permitted by this Agreement, if at any time during the term of this Agreement any Shareholder shall desire to transfer any Shares (or the economic interest represented thereby) owned by him or it (such Shareholder desiring to transfer such Shares being referred to herein as a “Selling Shareholder”), then such Selling Shareholder shall deliver written notice of its desire to transfer such Shares (or the economic interest represented thereby) (a “Notice of Intention”), accompanied by a copy of an agreement relating to such transfer with a third party, including their identity, the purchase price and all material terms (the “Sale Proposal”), to each of the other Shareholders and to the Company, setting forth such Selling Shareholder’s agreement to make such transfer (which shall be for cash, cash equivalents or assets having a readily ascertainable fair market value only), which shall be subject to this Section 6.3 and this Agreement, the number and class of Shares (or the economic interest represented thereby) agreed to be transferred (the “Offered Shares”) and the price at which such Selling Shareholder has agreed to transfer the Offered Shares (the “First Refusal Price”) and other terms applicable thereto.

(b) Upon receipt of the Notice of Intention, the Company and the non-selling Shareholders shall then have the right to purchase at the First Refusal Price and on the other terms specified in the Sale Proposal (provided, that, if the purchase price is for consideration other than cash, the Company and the non-selling Shareholders shall have the option to pay an amount, per unit of securities, in cash mutually agreed upon by the parties, or, in the event that the parties are unable to mutually agree upon such amount, the amount that a mutually agreed upon investment banking firm of national reputation determines in good faith to be equivalent to the per share offering price of such issuance) all, but without the consent of the Selling Shareholder not less than all, of the Offered Shares in the following order of priority: (i) the Company shall have the first right to purchase the Offered Shares and (ii) the non-selling Shareholders shall have the second right to purchase any remaining Offered Shares and, if any non-selling Shareholder elects not to purchase his or its Proportionate Percentage of the Offered Shares, the other non-selling Shareholders may purchase the offered Shares until no Shareholder desires to purchase any remaining Offered Shares. A Shareholder may assign his right to purchase Offered Shares pursuant to this Section 6.3 to a third party which is reasonably acceptable to the Selling Shareholder and the other non-selling Shareholders. The rights of the Company and the non-selling Shareholders pursuant to this Section 6.3(b) shall be exercisable by the delivery of notice to the Selling Shareholder (the “Notice of Exercise”), within thirty (30) calendar days from the date of delivery of the Notice of Intention. The rights of the Shareholders and the Company pursuant to this Section 6.3(b) shall terminate if unexercised thirty (30) calendar days after the date of delivery of the Notice of Intention.

(c) Tag-Along Rights. If the Company and the non-selling Shareholders do not exercise their rights of first refusal, the Selling Shareholder, if and only if such Selling Shareholder is Yorktown or a Permitted Transferee of Yorktown, shall cause the person or group that proposes to acquire the Offered Shares (the “Proposed Purchaser”) to offer in writing (the “Purchase Offer”) to the other Shareholders (each recipient is referred to as a “Tag-Along Shareholder”) to purchase a Proportionate Percentage of the Shares of each Tag-Along Shareholder. Any such purchase shall be made in accordance with the following:

(i) the purchase from each Tag-Along Shareholder shall be made at the highest price per share and on such other terms and conditions as the Proposed Purchaser has offered to purchase Offered Shares from the Selling Shareholder;

(ii) each Tag-Along Shareholder shall have no more than 20 days from the receipt of the Purchase Offer in which to accept such Purchase Offer, in whole or in part;

(iii) to the extent that a Tag-Along Shareholder accepts such Purchase Offer, the number of Shares to be sold to the Proposed Purchaser by the Selling Shareholder shall be reduced to the extent necessary to comply with this Section 6.1; and

(iv) the closing of such purchase shall occur within 30 days after such acceptance or at such other time as the Selling Shareholders, the Tag-Along Shareholder and the Proposed Purchaser may agree.

(d) Notwithstanding the foregoing provisions of this Section 6.3, unless the Selling Shareholder shall have consented to the purchase of less than all of the Offered Shares the Company and the non-selling Shareholders may not purchase any Offered Shares hereunder unless all of the Offered Shares are to be so purchased.

(e) The consummation of any purchase and sale pursuant to this Section 6.3 shall take place on such date, not later than ninety (60) calendar days after the expiration of the option period pursuant to Section 6.3(b) with respect to such option, as the Selling Shareholder shall select. Prior to the consummation of any sale pursuant to this Section 6.3, the Selling Shareholder shall comply with this Agreement. Upon the consummation of any such purchase and sale, the Selling Shareholder shall deliver certificates, if any, evidencing the Offered Shares sold duly endorsed, or accompanied by written instrument of transfer or other evidence of the transfer in form satisfactory to the purchaser duly executed by the Selling Shareholder free and clear of any liens, against delivery of the First Refusal Price, payable in the manner specified in this Section 6.3.

(f) Each Shareholder in its capacity only as a Shareholder agrees and acknowledges that the Company may purchase or acquire Offered Shares pursuant to Section 6.3(b) hereof, and approves such purchases and acquisitions, and waives any objection or claim relating thereto, whether against the Company, the Board of Directors or otherwise, except due to fraud, misrepresentation or a breach of the duty of loyalty.

6.4 Death or Bankruptcy of a Shareholder.

(a) Upon the death of a Shareholder who is a natural person, the Company shall then have the right to purchase from the deceased Shareholder’s estate all of the Equity Securities owned by the Shareholder (the “Equity Interest”) at any time during a period of ninety (90) days from the date of the Shareholder’s death (the “Measuring Date”). The purchase price for the Equity Interest shall be equal to the number of Equity Securities owned by the deceased Shareholder multiplied by the Fair Market Value Per Share (less the applicable exercise price for Options). The rights of the Company pursuant to this Section 6.4(a) shall be exercisable by the delivery of notice to the estate of the deceased Shareholder and to the other Shareholders within the ninety (90) day period following the Measuring Date. The rights of the Company pursuant to this Section 6.4(a) shall terminate if unexercised at the end of this 90-day period.

(b) In the event a Shareholder (a “Bankrupt Shareholder”) (i) files a voluntary petition in bankruptcy, (ii) makes an assignment for the benefit of creditors, or (iii) is adjudicated bankrupt or insolvent (each a “Bankruptcy Event”), the Company and the other Shareholders shall have the right to purchase the Equity Interest of the Bankrupt Shareholder at any time during a period of ninety (90) days from the Bankruptcy Event. The purchase price for the Equity Interest shall be equal to the number of Equity Securities owned by the Bankrupt Shareholder multiplied by the Fair Market Value Per Share (less the applicable exercise price for the Options. The rights of the Company pursuant to this Section 6.4(b) shall be exercisable by the delivery of notice to the Bankrupt Shareholder and to the other Shareholders within the ninety (90) day period following the Bankruptcy Event. The rights of the Company pursuant to this Section 6.4(b) shall terminate if unexercised at the end of this 90-day period.

6.5 Death of Shareholder’s Legal Spouse; Termination of Marital Relationship; Partition of Community Property.

(a) If the legal spouse of a Shareholder who is a natural person predeceases such Shareholder and neither such Shareholder nor any trust, having such Shareholder or a Permitted Transferee as its sole beneficiary, succeeds by such spouse’s last will and testament or by operation of law to that portion (if any) of such Shareholder’s Equity

Interest that such spouse or such spouse’s estate is determined to own either by a written agreement between the Shareholder and such spouse or estate or, in the absence of a written agreement, by a court of competent jurisdiction (the “Spouse’s Interest”), then such Shareholder shall have the right to purchase, and such spouse’s estate shall have the obligation to sell, within one hundred eighty (180) days after the death of such spouse, the Spouse’s Interest for a purchase price equal to the number of Equity Securities owned by the spouse multiplied by the Fair Market Value Per Share (less the applicable exercise price for Options).

(b) If any interest in any Shareholder’s Equity Interest passes for any reason to such Shareholder’s legal spouse either upon the termination of the marital relationship of such Shareholder (other than by death) and such spouse, or upon the partition of the community property between such Shareholder and such spouse, then such Shareholder and the Company, shall have the right to purchase, and such spouse or former spouse shall have the obligation to sell, within sixty (60) days after such termination or partition, the entire interest in the Equity Interest owned by the spouse or former spouse, as the case may be, for a purchase price equal to the number of Equity Securities owned by the spouse multiplied by the Fair Market Value Per Share (less the applicable exercise price for Options). The order of priority to purchase the Spouse’s Interest shall be as follows: (i) the Shareholder whose Equity Interest is the subject of this provision shall have the first right of priority to purchase the spouse’s interest in the Equity Interest, (ii) the other Shareholders shall have the second right to purchase any remaining interest and, if any other Shareholder elects not to purchase his or its Proportionate Percentage of such interest, the other Shareholders may purchase such interest until no Shareholder desires to purchase any portion of such remaining interest, and (iii) the Company shall have the third right to purchase any remaining interest. The rights of the Shareholders and the Company pursuant to this Section 6.5(b) shall be exercisable by the delivery of notice to the spouse or former spouse and to the Company and each of the Shareholders within the 60-day period after such termination or partition. The rights of the Shareholders and the Company pursuant to this Section 6.5(b) shall terminate if unexercised at the end of this 60-day period; provided, however, that any right of second purchase shall survive at least ten business days after the date that the corresponding right of first purchase terminates or is waived.

(c) Any payment to be made to a spouse’s estate pursuant to Section 6.5(a) or to the spouse or former spouse pursuant to Section 6.5(b) shall be conclusively deemed to be in complete liquidation and satisfaction of all the rights and interest of the spouse’s estate or any trust, or spouse or former spouse (and of any and all persons claiming by, through or under the spouse’s estate or any trust, or spouse or former spouse), in respect of the Company, including, without limitation, any interest in the Company, any rights in specific Company property and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Shareholders.

(d) Upon completion of any such purchase required by Section 6.5(a) or 6.5(b), the purchasing Shareholder shall continue to hold his Equity Interest subject to the provisions of this Agreement.

6.6 Buyback of Certain Shares of Common Stock.

(a) Upon the occurrence of a Buyback Event (as defined below), the Affected Shareholder and his Permitted Transferres (as defined below) shall have the right (the “Put Right”) to require the Company to repurchase all of his shares of Common Stock pursuant to this Section 6.6.

(b) A “Buyback Event” shall be deemed to have occurred with respect to either Seré or Rankin, or in the event of Death or Disability (as such terms are defined in the Employment Agreements), his respective estate (the “Affected Shareholder”), upon the occurrence of any of the following:

(i) Yorktown, or its Permitted Transferees, ceases to own 60% or more of the Common Stock of the Company, other than as a result of an IPO;

(ii) The employment of Seré or Rankin, as applicable, with the Company is terminated for any reason or Seré or Rankin, as applicable, is removed from the Board of Directors of GeoMet, Inc. for any reason;

(iii) A material breach of this Agreement by Yorktown or the Company, provided, that such breach on the part of the Company is not caused by either Seré or Rankin; or

(iv) The Promissory Note of Seré or Rankin, as applicable, which are one or more of the Ancillary Agreements, shall become due or payable, whether by acceleration or otherwise.

(c) The Affected Shareholder shall deliver written notice to the Company and to each of the other Shareholders within 90 days of a Buyback Event of his intent to exercise the Put Right; provided, however, that in the event that a Buyback Event has occurred as a result of the Death or Disability (as such terms are defined in the Employment Agreement) of the Affected Shareholder, the Affected Shareholder or his estate, as applicable, may deliver such notice within one year of the Buyback Event. If the Affected Shareholder shall fail to deliver such written notice, his Put Right shall terminate with respect to the Buyback Event, but shall not affect the Affected Shareholder’s rights with respect to future Buyback Events. Within 20 days of receipt of such notice of the Affected Shareholder’s intent to exercise the Put Right, the Company shall purchase all of the shares of Common Stock of the Affected Shareholder at a price per share equal to the Fair Market Value Per Share. The Affected Shareholder may not exercise the Put Right with respect to less than all of his shares of Common Stock. Also, upon exercise of the Put Right in accordance with this Section 6.6, the Company shall purchase all unexercised Options held by the Affected Shareholder for an aggregate purchase price equal to (i) the Fair Market Value Per Share less the exercise price per Share times (ii) the total number of shares of Common Stock purchasable pursuant to such Option. In the event that the exercise price per share of the Options is greater than the Fair Market Value Per Share, the Options shall be cancelled upon exercise of the Put Right.

(d) Upon consummation of the purchase pursuant to the Put Right, all interest and principal then due on any notes outstanding under the Seré Loan Agreement or the Rankin Loan Agreement, as applicable, shall become due and payable immediately.

ARTICLE 7.

CERTAIN MANAGEMENT AND GOVERNANCE PROVISIONS

7.1 Certificate of Incorporation; No Conflict With Agreement. Attached hereto as Exhibits A and B are copies of the Certificate of Incorporation and Bylaws, respectively, of the Company which are in effect as of the date hereof. Each Shareholder shall vote his or its Shares, and shall take all other actions reasonably necessary, to ensure that the Certificate of Incorporation and Bylaws of the Company do not, from time to time, conflict with the provisions of this Agreement.

7.2 Board of Directors.

(a) From and after the date hereof, the Shareholders and their assigns shall vote their shares of Common Stock, at any regular or special meeting of stockholders called for the purpose of filling positions on the Board of Directors of the Company, or in any written consent executed in lieu of such meeting of shareholders and shall take all the actions necessary, to ensure the election to the Board of Directors of the Company of three individuals, two of which shall be designated by Yorktown and one of which shall be designated by Seré and Rankin. Each Shareholder hereby agrees to take such action as will result in the election or appointment to the Board of Directors of the two individuals designated by Yorktown, individually, and the one individual designated by Seré and Rankin, jointly.

(b) Members of the Board of Directors will not be paid any fee for serving on the Board of Directors but will be entitled to reimbursement for reasonable out-of-pocket expenses in attending meetings of the Board of Directors.

(c) Regular meetings of the Board of Directors shall be held quarterly at such times and places as the Board of Directors may from time to time determine.

7.3 Vacancies. In the event that a vacancy is created on the Board of Directors at any time by the death, disability, retirement, resignation or removal (with or without Cause) of a director, each Shareholder hereby agrees to take such actions as will result in the election or appointment as a director of an individual designated or elected to fill such vacancy and serve as a director by the Shareholder(s) that had designated or elected the director pursuant to this Article 7 whose death, disability, retirement, resignation or removal resulted in such vacancy on the Board of Directors.

7.4 Covenant to Vote. Each Shareholder hereby agrees to take all actions necessary to call, or cause the Company and the appropriate officers and directors of the Company to call, a special or annual meeting of the shareholders of the Company and to vote all Shares owned or held of record by such Shareholder at any such annual or special meeting in favor of, or take all actions by written consent in lieu of any such meeting necessary to cause, the election as members of the Board of Directors of those individuals so designated in accordance with, and otherwise to effect the intent of Article 7. In addition, each Shareholder agrees to vote the Shares owned by such Shareholder upon any other matter arising under this Agreement submitted to a vote of the Shareholders in a manner that will implement the terms of this Agreement.

7.5 Management of the Company.

(a) The powers of the Company shall be exercised by and under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Board of Directors of the Company. In furtherance of the foregoing and in addition to any other matters under Applicable Law that require the approval of the Board of Directors, the Company (and the officers and agents acting on its behalf) shall not take action (other than actions contemplated by this Agreement, which shall be deemed to have been approved by the Board of Directors) in connection with the following matters without the approval of the Board of Directors:

(i) Any acquisition or disposition of property or assets with a value in excess of $250,000 per transaction, or such higher amounts as approved by the Board of Directors;

(ii) The creation, incurrence, or assumption of any Indebtedness, the outstanding principal amount of which exceeds $250,000 at any one time, or such higher amount as approved by the Board of Directors;

(iii) Any other expenditures in an amount exceeding $100,000 per transaction or such higher amounts as approved by the Board of Directors;

(iv) The guarantee in the name or on behalf of the Company of any Indebtedness or the performance of any contract or other obligation of any Person other than the Company or a wholly-owned subsidiary of the Company;

(v) The mortgage, pledge, assignment in trust or other encumbrance of any Company property (other than cash deposits and cash collateral in amounts less than $100,000), or the assignment of any monies owed or to be owed to the Company, except for customary liens contained in or arising under operating or similar agreements executed by or binding on the Company;

(vi) The issuance or repurchase of any debt or equity securities of the Company, other than advances or payments with respect to existing credit facilities or lines of credit;

(vii) The payment of dividends with respect to any outstanding shares of capital stock of the Company;

(viii) The commencement of a voluntary bankruptcy by the Company;

(ix) The appointment of the Company’s independent certified public accountants;

(x) The termination of the employment of any employee that is a party to a written employment agreement with the Company;

(xi) The compensation of officers;

(xii) The sale, lease or other disposition of all or substantially all of the Company’s property and assets to any Person or entity, other than an Affiliate of a Shareholder; and

(xiii) The merger or consolidation of the Company with any Person or entity, other than an Affiliate of a Shareholder, conversion of the Company into another form or entity or exchange of interest with any other Person or entity, other than an Affiliate of a Shareholder.

(b) Notwithstanding the provisions of subsection (a) above, the Company (and the officers and agents acting on its behalf) shall not take action in connection with the following matters without the approval of the entire Board of Directors:

(i) Any issuance of equity securities to or, transaction, agreement or contract with, Affiliates of any Shareholder, other than expense reimbursement to officers or directors of the Company in the ordinary course of business;

(ii) Any amendment to the Articles of Incorporation of the Company creating a new series or class of stock or changing or limiting the respective rights of current classes of stock;

(iii) Any amendment to the Stockholders’ Agreement among the Company, GeoMet, Inc. and the Shareholders of GeoMet, Inc.; or

(iv) Any issuance of equity securities of the Company until the full amount of Common Stock is acquired by the Shareholders as contemplated by Section 5.1.

ARTICLE 8.

GENERAL

8.1. Amendment. No amendment or modification of any of the provisions of this Agreement shall be effective unless in writing and signed by all of the parties to this Agreement.

8.2. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original agreement, but all of which shall constitute one and the same agreement. Any party to this Agreement may execute and deliver this Agreement by an executed signature page transmitted by a facsimile machine, provided that such party promptly thereafter delivers an originally executed signature page. Any failure to deliver such an originally executed signature page after delivering an executed signature page transmitted by a facsimile machine, however, shall not effect the validity, legality, or enforceability of this Agreement.

8.3. Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement and understanding among the parties to this Agreement and supersedes all prior agreements and understandings, both written and oral, with respect to the subject matter contained in this Agreement and the Ancillary Agreements.

8.4. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED ACCORDING TO, AND GOVERNED BY, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER THE APPLICABLE PRINCIPLES OF CONFLICTS OF THE STATE OF DELAWARE.

8.5. Headings. Article and section headings are used in this Agreement only as a mater of convenience, are not a part of this Agreement, and shall not have any effect upon the construction or interpretation of this Agreement.

8.6 Tax Treatment. The contribution of cash by Yorktown in exchange for the issuance of the Shares under the terms and conditions of this Agreement is intended to constitute a nonrecognition transaction within the meaning of Section 351 of the Internal Revenue Code. From and after the date of this Agreement, each party hereto shall use its reasonable best efforts to cause the contributions and receipt of the Shares hereunder to qualify, and no party hereto will knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the such contributions and receipt of the Shares from qualifying as “tax-free” under Section 368(a) of the Code.

8.7 Termination of this Agreement. Notwithstanding any provision of this Agreement to the contrary, this Agreement shall immediately and automatically terminate, without any further action by any party, upon any of the following: (i) the consummation of any merger or consolidation, other than a merger or consolidation with an Affiliate of the Company, to which the Company is a party and is not the surviving entity (the Company shall not be deemed to be the surviving entity except in the case of any merger or consolidation immediately following which all of the capital stock of the surviving or resulting company shall be held by the Shareholders), (ii) the unanimous written consent to the termination hereof of all persons then a party to this Agreement as Shareholders, (iii) the dissolution, bankruptcy, receivership or insolvency of the Company or (iv) the occurrence of an IPO. In addition, this Agreement shall terminate with respect to any Shareholder upon such Shareholder no longer owning any Equity Securities of the Company

8.8 Notices. Any notice, demand or other communication which any party to this Agreement may be required, or may elect, to give to anyone interested hereunder shall be validly given if personally delivered or sent by facsimile, registered or certified mail, return receipt requested, or reputable overnight courier service (providing next business day service), addressed to the recipient as follows:

If to the Company:

909 Fannin, Suite 3208

Houston, Texas 77010

Attention: J. Darby Seré and William C. Rankin

Facsimile No.: (713) 659-3856

With additional copies to:

Dennis J. Grindinger

Thompson & Knight L.L.P.

1700 Pacific Avenue, Suite 3300

Dallas, Texas 75201

Facsimile No.: (214) 969-1751

If to any Shareholder, to such Shareholder’s address as set forth opposite such Shareholder’s name on the counterpart signature page to this Agreement.

8.9 Legal Representation. Seré and Rankin hereby acknowledge and agree that Thompson & Knight L.L.P has represented Yorktown in the negotiation, preparation and execution of this Agreement and the Ancillary Agreements, and each of them represents and warrants that he has been represented by separate legal counsel with respect to these matters. The Company will reimburse Yorktown for the costs and expenses of Thompson & Knight and will reimburse each of Seré and Rankin for their reasonable fees and expenses of legal counsel in negotiating, and advising them with respect to this Agreement and the Ancillary Agreements.

8.10 Spousal Consent. The spouses of the Shareholders are joining in the execution of this Agreement and are fully aware of, understand, and fully consent and agree to the provisions of this Agreement and its binding effect upon any separate or community property interests or marital settlement awards they may now or hereafter own, and agree that the termination of their marital relationship with any Shareholder for any reason shall not have the effect of removing any Common Stock of the Company otherwise subject to this Agreement from the coverage hereof and that their awareness, understanding, consent and agreement are evidenced by their signing this Agreement. Anytime a Shareholder is bound by this Agreement with regard to any restriction on or disposition of Common Stock, any community or separate property interest which the Shareholder’s spouse may have in that Common Stock shall be so bound. Further, each spouse agrees that upon any dissolution of the marriage of such spouse and the respective Shareholder, whether by divorce or by death, such spouse and all persons ever to claim under such spouse shall not seek to partition the community estate of such spouse and the respective Shareholder insofar as it relates to and embraces any of the Common Stock in the Company and the Common Stock shall accordingly remain in the name of the Shareholder.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of December 7, 2000.

THE COMPANY:

GEOMET RESOURCES, INC.

	By:	/s/ J. Darby Seré
	Name:	J. Darby Seré
	Title:	President

THE SHAREHOLDERS:

/s/ E. Rankin	/s/ William C. Rankin
Spouse	William C. Rankin
16314 Wimbledon Forest Drive
Spring, Texas 77379

/s/ Judith A. Seré	/s/ J. Darby Seré
Spouse	J. Darby Seré
3618 Robinhood
Houston, Texas 77005

YORKTOWN ENERGY PARTNERS IV, L.P.
410 Park Avenue, 19th Floor
New York, NY 10022

	By:	Yorktown IV Company LLC,
its General Partner

	By:	/s/ W. Howard Keenan, Jr.
	Name:	W. Howard Keenan, Jr.
	Title:	Member